NOTE 13 - MATTERS SUBMITTED TO A SHAREHOLDER VOTE
     A special meeting of shareholders of the Fund was held on March 15, 2017. At the special meeting, shareholders of the Fund approved i) a proposal to reorganize the Fund into the Orinda Income Opportunities Fund, a series of The RBB Fund, Inc. (the "Acquiring Fund"), which is designed to be substantially similar from an investment perspective to the current Fund and ii) approved the investment advisory agreement between the Advisor and The RBB Fund, Inc., on behalf of the Acquiring Fund. Of the 6,631,224 present at the meeting, the results of the votes are included below.
 To approve an Agreement and Plan of Reorganization:

For
Against
Abstain
6,307,787
94,133
229,304

 To approve the Investment Advisory Agreement:

For
Against
Abstain
6,317,287
80,024
233,913

     The reorganization will take place in late April 2017. Following the closing of the reorganization, shareholders of the Acquiring Fund will receive a Prospectus for the Acquiring Fund, which provides information about these changes, along with other information regarding the Acquiring Fund.